SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Announcement of corporate demands Rio de Janeiro, April 24, 2026, AXIA Energia S.A. (“Company” and “AXIA Energia”) in compliance with Annex I of CVM Resolution No. 80, dated March 29, 2022, and further to the corporate dispute disclosures released on June 20, 2022, June 28, 2023, and September 4, 2024, hereby informs that the appeal filed by ABRADIN – Brazilian Association of Investors was denied in the following corporate dispute: Name of parties involved in the process: Author: ABRADIN - Associação Brasileira de Investidores Defendants: AXIA Energia S.A. Process no.: 5094784-06.2023.4.02.5101 (originally process no. 0152617-68.2022.8.19.0001) Court: 8ª Turma Especializada do Tribunal Regional Federal da 2ª Região Values, assets or rights involved: The value of the cause was set at R$ 1,000.00 (thousand reais). Demand date: - June 9, 2022 – date the claim was filed. - April 8, 2026 – date of the decision denying the Plaintiff’s appeal. Main Facts: Public civil action, with a request for urgent relief, alleging, among other points: (i) the existence of losses to AXIA Energia’s investors as a result of the privatization and corporate restructuring carried out by the Company; and (ii) that, in the course of AXIA Energia’s restructuring to keep Itaipu Binacional and Eletronuclear S.A. under the direct or indirect control of the Federal Government, both entities would be transferred to the Government without the payment of fair and adequate consideration to the Company. Judicial decision: On April 8, 2026, the Specialized Panel 8 of the Federal Regional Court of the 2nd Region (TRF-2) unanimously decided to deny ABRADIN’s appeal, upholding the judgment that had dismissed the public civil action. Eduardo Haiama Vice President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.